Exhibit (g)(39)



                    [Letterhead of Hilton Hotels Corporation]






                                       November 6, 1997



         Board of Directors
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY  10019

         Dear Members of the Board:


         This letter responds to ITT's announcement this morning stating that, if ITT shareholders reelect the incumbent directors, the "auction" for ITT will continue beyond the November 12 annual meeting. This is simply not true.

         You should understand that Hilton will not participate in any auction or sales process with the current ITT board after the annual meeting. If Hilton and ITT do not enter into a merger agreement before the annual meeting, and the incumbent directors are reelected, Hilton will withdraw its offer for ITT.

         The time for an agreement to combine our two companies is long overdue. For nine months now, we have repeatedly asked to negotiate with you so that we could provide these benefits more quickly to our respective shareholders. You have repeatedly refused. Instead, you have made every effort to defeat Hilton's offer. While you announced two days ago that you are now ready to comply with your fiduciary duties to talk to us, it has become clear that you have not put us on a level playing field with Starwood.

         If you are unwilling to enter into a merger agreement with us before the annual meeting, we will ask ITT's shareholders to support our offer directly by electing Hilton's nominees. When the Hilton nominees are elected, they will facilitate the prompt completion of Hilton's offer. This will be subject, of course, to their fiduciary duties to consider fully and fairly any new bid that may be made after their election, and to accept such a bid if it is superior to Hilton's offer.

         However, if the ITT shareholders determine not to support the Hilton offer and, instead, reelect the incumbent ITT board,


         Board of Directors
         ITT Corporation
         November 6, 1997
         Page 2


         Hilton will accept the shareholders' decision and we will withdraw our offer. Let me repeat: under no circumstances will Hilton continue to participate in any auction or sales process with the current incumbent directors after the annual meeting.

         I continue to believe that the interests of our respective shareholders would be served by reaching a prompt agreement, so that we may proceed quickly with the process of putting our two companies together. Given your apparent unwillingness to work with us on that basis, however, I will look forward to the decision of the ITT shareholders on November 12.


                                       Sincerely,

                                       /s/ Stephen F. Bollenbach

                                       Stephen F. Bollenbach

         SFB:md